Exhibit 99.1

LENOX WEALTH MANAGEMENT, INC.
8044 Montgomery Road
Suite 480
Cincinnati, Ohio 45236

April 5, 2010

Via Courier and Email

Mr. John Kuntz
Chairman and Chief Executive Officer
First Franklin Corporation
4750 Ashwood Drive
Cincinnati, Ohio 45241

RE:	Inspection of the Stocklist Materials and Other Books and Records of First Franklin Corporation Pursuant to 8 Del. C. § 220

Dear Jack,

Congratulations on your new role as Chairman and Chief Executive Officer.

Lenox Wealth Management is asking for your help in your new role in rectifying Franklin’s recent failure to respond appropriately to our books and records request which violates Section 220 of the Delaware General Corporation Law.

Lenox has been advised to take legal action to enforce our rights as shareholders under Delaware law.  Lenox’s pursuit of remedies could delay Franklin’s 2010 Annual Meeting of Stockholders if the information we requested is not provided on a timely basis.

Clearly you, Tom Siemers, Gretchen Schmidt, Franklin’s attorneys, and Franklin’s Board are aware that we are entitled by law to the information we requested.  You must also understand that denying our request further substantiates our arguments that Franklin shareholders need to elect independent directors and support our shareholder resolution to declassify the Board so that they can protect their interests.

Background

On February 24 Franklin received a letter from Lenox requesting that we be allowed to inspect your stockholder lists and certain books and records. This request for information is within the rights we have as a shareholder of Franklin under Section 220 of the Delaware General Corporation Law.

Mr. John Kuntz
April 5, 2010

Consistent with our rights under Delaware law, we stated the following purposes for our request:

(1)	Request information necessary for Lenox to communicate with other shareholders of Franklin;

(2)	To communicate with Franklin shareholders regarding a possible proxy solicitation to elect Lenox’s nominees to Franklin’s board of directors; and

(3)
To investigate possible mismanagement and waste of corporate assets.  Among other things, this included reviewing Franklin’s recent calculation and management of loan loss reserves for 2009, including the restatement of your third quarter earnings.

Acting in good faith, on March 12 Lenox executed the confidentiality agreement and undertakings required by Franklin for Lenox to examine the books and records we expected to receive.  Although we did not want to concede to all of your requirements, Lenox agreed to meet your terms and conditions with an understanding that Franklin would cooperate in good faith and provide access to the information requested.

On March 25 Lenox representatives, including our attorneys, visited Franklin’s offices.  The information provided at that time was substantially limited in scope and altered (with white out, missing pages, etc.) such that information made available to Lenox was useless and clearly unresponsive to our original books and records request.  Consequently, Lenox’s effort to timely prepare for the proxy solicitation has been severely impaired.

Franklin’s inadequate response to our books and records request violates Lenox’s rights as a shareholder under Section 220 of the Delaware General Corporation Law.  As a result, Lenox should pursue all the necessary legal actions, including possible delay of the annual meeting, to preserve our rights under Delaware law as a stockholder of Franklin.

My Personal Request for Your Help

Jack, as Franklin’s new Chairman of the Board and Chief Executive Officer, you have a unique window right now to prove to us, Franklin’s other shareholders, and especially Franklin’s participants in the Employee Stock Ownership Plan (ESOP), that you will act as a independent fiduciary safeguarding the interests of all Franklin’s shareholders.

For many years the Siemers family, both directly and indirectly, has had significant influence over the voting of the ESOP shares, the nomination and election of Directors, and negotiation of employment contracts with senior management including both Tom and his daughter Gretchen.

In my opinion, you and Franklin are at an important crossroads.  To survive, Franklin is going to need to raise capital.  To raise capital, you will need to ensure the annual election is a fair one where all shareholders, not just the Board and the Siemers family, are given the information they need to objectively evaluate the company’s past performance as well as the Siemers family role in delivering these results.

Mr. John Kuntz
April 5, 2010

Jack, I know you have a long standing friendship with Tom, Gretchen, and Senator Finan (Director and Tom’s best friend from grade school) from your days working as Franklin’s comptroller in the late 1970s.  We encourage you to take the high road.  Do not allow these personal relationships to get in the way of meeting your fiduciary obligations to us and all of Franklin’s shareholders.

Please remedy this unfortunate situation by immediately providing Lenox the access to Franklin’s books and records to which we are entitled.

I look forward to hearing from you or Franklin’s attorneys by Friday, April 16th.

Sincerely yours,

John C. Lame
Chief Executive Officer
Lenox Wealth Management, Inc.

cc:       Terry R. Abarre
        Vorys, Sater, Seymour and Pease LLP
William M. Lafferty
        Morris, Nichols, Arsht & Tunnell LLP
F. Mark Reuter
        Keating Muething & Klekamp PLL